UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Aware, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05453N-10-0

(CUSIP Number)

John S. Stafford, Jr.

c/o Ronin Capital, LLC

350 N. Orleans Street, Suite 2N

Chicago, IL  60654

(312) 244-5284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05453N-10-0

1.	Names of Reporting Person. John S. Stafford, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization John S. Stafford, Jr.: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 346,672(1)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 346,672(1)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 346,672(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.6%

14.	Type of Reporting Person (See Instructions): IN

(1) Represents 346,672 shares held in a revocable trust indirectly beneficially owned by Mr. Stafford.

CUSIP No. 05453N-10-0

1.	Names of Reporting Person. John S. Stafford, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,283,508(2)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 3,283,508(2)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,283,508(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 15.2%

14.	Type of Reporting Person (See Instructions): IN

(2)  3,273,508 shares beneficially owned by Mr. Stafford are held in a Class C Capital Account of Mr. Stafford at Ronin Capital, LLC, a limited liability company owned and managed by Mr. Stafford. Mr. Stafford is the indirect beneficial owner of all of the shares of common stock of Aware Inc. held of record by Ronin Capital, LLC.

CUSIP No. 05453N-10-0

1.	Names of Reporting Person. Ronin Capital, LLC 36-4472500

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,273,508(3)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 3,273,508(3)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,273,508(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 15.2%

14.	Type of Reporting Person (See Instructions): BD

(3)  3,273,508 shares beneficially owned by John S. Stafford, III. are held in a Class C Capital Account of Mr. Stafford at Ronin Capital, LLC, a limited liability company owned and managed by Mr. Stafford. Mr. Stafford is the indirect beneficial owner of all of the shares of common stock of Aware Inc. held of record by Ronin Capital, LLC.

CUSIP No. 05453N-10-0

1.	Names of Reporting Person. James M. Stafford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,310,908

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 1,310,908

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,310,908

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11): 6.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 05453N-10-0

This Amendment No. 9 (this “Amendment”) to the Statement on Schedule 13D filed on May 1, 2009, as amended pursuant to Amendment No. 1 filed on September 28, 2010, Amendment No. 2 filed on March 11, 2011, Amendment No. 3 filed on April 1, 2011, Amendment No. 4 filed on February 14, 2012, Amendment No. 5 filed on November 20, 2013,  Amendment No. 6 filed on February 14, 2014, Amendment No. 7. Filed on November 8, 2016 and Amendment No. 8 filed on February 14, 2017 (the “Schedule 13D”), filed on behalf of John S. Stafford, Jr., John S. Stafford, III, James M. Stafford and Ronin Capital, LLC relating to the Common Stock, par value $.01 per share (the “Common Stock”), of Aware, Inc., (the “Issuer”), amends the Schedule 13D as follows:

Item 3.         Source and Amount of Funds or Other Consideration

The information set forth below supplements the prior disclosure of the Reporting Persons in the Schedule 13D.

John S. Stafford, Jr. is the beneficial owner of an aggregate of 346,672 shares of Common Stock.  The 346,672 shares of Common Stock directly beneficially owned by John S. Stafford, Jr. were purchased for an aggregate consideration of $2,187,843. The aggregate consideration reflects the Reporting Person’s basis in those shares for filed income tax purposes.  John S. Stafford, Jr.’s ownership includes shares held as a long-term investment and shares purchased over a number of years, or acquired from the Issuer in the form of compensatory equity awards for service as a director. On March 25, 2019, John S. Stafford, Jr. resigned as Chairman and a director of the Issuer effective March 25, 2019.

John S. Stafford, III is the beneficial owner of an aggregate of 3,283,508 shares of Common Stock which were purchased for an aggregate consideration of $18,821,139.  John S. Stafford, III’s personal funds were the source of such consideration. The aggregate consideration reflects the Reporting Person’s basis in those shares for filed income tax purposes. John S. Stafford, III’s ownership includes shares held as a long-term investment and shares purchased over a number of years, or acquired from the Issuer in the form of compensatory equity awards for service as a director.

James M. Stafford is the beneficial owner of an aggregate of 1,310,908 shares of Common Stock which were purchased for an aggregate consideration of $8,651,993.  James M. Stafford’s personal funds were the source of such consideration. The aggregate consideration reflects the Reporting Person’s basis in those shares for filed income tax purposes.

Item 5.         Interest in Securities of the Issuer

(a)                                 In the aggregate, as of March 25, 2019, John S. Stafford, Jr. beneficially owns 346,672 shares of the Issuer’s Common Stock, representing approximately 1.6% of such class of securities.  This percentage of beneficial ownership is based on a total of 21,571,150 shares of the Common Stock outstanding as of February 11, 2019, as reported in the Issuer’s Form 10-K for the year ended December 31, 2018.

In the aggregate, John S. Stafford, III beneficially owns, as of March 25, 2019, 3,283,508 shares of the Issuer’s Common Stock, representing approximately 15.2% of such class of securities.   This percentage of beneficial ownership is based on a total of 21,571,150 shares of the Common Stock outstanding as of February 11, 2019, as reported in the Issuer’s Form 10-K for the year ended December 31, 2018.  On March 25, 2019, the Issuer granted 10,000 shares of unrestricted stock to John S. Stafford, III for service as a director pursuant to the Issuer’s 2001 Nonqualified Stock Plan.  The unrestricted shares will be issued to Mr. Stafford two (2) equal installments on June 30, 2019 and December 31, 2019 provided he is serving as a director of the Issuer any subsidiary of the Issuer on such dates.

In the aggregate, James M. Stafford beneficially owns, as of March 25, 2019, 1,310,908 shares of the Issue’s Common Stock, representing approximately 6.1% of such class of securities.  This percentage of beneficial ownership is based on a total of 21,571,150 shares of the Common Stock outstanding as of February 11, 2019, as reported in the Issuer’s Form 10-K for the year ended December 31, 2018.

(c)                                  Subsequent to the filing of Amendment No. 8 to the Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s securities:

James M Stafford

•                                          On February 6, 2019, Mr. Stafford sold 1,062 shares at an average price of $3.8029 per share.

•                                          On February 21, 2019, Mr. Stafford sold 938 shares at a price of $3.85 per share.

•                                          On February 26, 2019, Mr. Stafford sold 3,020 shares at an average price of $3.9507 per share.

•                                          On February 28, 2019, Mr. Stafford sold 1,053 shares at an average price of $4.0535 per share.

•                                          On March 5, 2019, Mr. Stafford sold 968 shares at an average price of $4.1021 per share.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

John S. Stafford, III is the adult son of John S. Stafford, Jr.  James M. Stafford is the adult son of John S. Stafford, Jr.  They have entered into an unwritten agreement to consult with each other and possibly work together to effectuate the actions described in Item 4 above should they deem such actions desirable.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	March 27, 2019

/s/ John S. Stafford, Jr.
John S. Stafford, Jr.

/s/ John S. Stafford, III
John S. Stafford, III

/s/ James M. Stafford
James M. Stafford

Ronin Capital, LLC

By:	/s/ Agnes Burda
	Name:	Agnes Burda
	Title:	Compliance Officer